Yintech Investment Holdings Limited

September 22, 2017

Ms. Shannon Sobtka

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3233

Washington, D.C. 20549

U.S.A.

Re:

Yintech Investment Holdings Limited

Form 20-F for Fiscal Year Ended December 31, 2016

Filed April 24, 2017

Comment Letter Dated September 13, 2017

File No. 001-37750

Dear Shannon Sobtka:

We provide the following response to the comment letter from the Staff of the Securities and Exchange Commission (the “SEC” or the “Commission”) dated September 13, 2017 with respect to the Form 20-F for the fiscal year ended December 31, 2016 of Yintech Investment Holdings Limited (the “Company”), which was filed on April 24, 2017 (the “2016 20-F”). For your convenience, the italicized paragraphs below restate the numbered paragraphs in the Staff’s comment letter, and the discussion set out below each such paragraph is the Company’s response to the Staff’s comments.

Note 23. Income Taxes, page F-38

1.                   We note your disclosure on page F-41 that you plan to distribute RMB 100 million from the net income recognized during the year ended December 31, 2016. Please more fully explain to us the reason for this distribution and the timing of your decision. Please also explain to us how this distribution was considered relative to your assertion that your remaining earnings accumulated after the Reorganization remain indefinitely reinvested in its respective jurisdiction. Refer to ASC 740-30-25-17.

Response:

In late December 2016, the Company’s management evaluated its onshore and offshore cash reserve as well as each of its PRC subsidiaries’ historical and current business environment and proposed certain dividends distribution plans to its Board of Directors, including an US$ 55.9 million distribution to the Company’s shareholders and a RMB 100 million distribution from certain PRC subsidiaries to offshore holding companies. The Company’s Board of Directors later authorized the previously proposed US$ 55.9 million dividends distribution (US$ 0.80 per ADS or US$ 0.04 per ordinary share) to its ordinary shareholders on March 7, 2017, which was fully paid by March 31, 2017. On March 31, 2017, a shareholder resolution regarding the RMB 100 million dividends distribution was passed and the distribution was fully made in April 2017.

During the above process, the Company considered ASC 470-30-25-17 and determined that, except for the RMB 100 million that the Company has distributed from its 2016 net profit, the presumption in ASC 740-30-25-3 could be overcome for the remaining undistributed retained earnings accumulated during the period from the completion of Reorganization to December 31, 2016.

For PRC subsidiaries’ retained earnings as at December 31, 2016, after setting aside RMB 100 million for the distribution, all the remaining earnings will be indefinitely reinvested in the PRC for purpose of future business expansion, including but not limited to the following areas. This was authorized and approved by both the CEO and CFO of the Company.

1.              Promote brand and services;

2.              Invest in information technology infrastructure and proprietary software;

3.              Invest in innovation labs with a focus on areas including big data, artificial intelligence and trading strategies;

4.              Further develop businesses, including trading service business on the Shanghai Gold Exchange and trading service for other commodities; and

5.                  Hire and retain talents to maintain market leading position in online spot commodity trading services in China.

*              *              *

Should you have any questions regarding the foregoing or require any additional information, please do not hesitate to contact me by fax at (86-21) 2028 9009 or by email at jingbo.wang@baidao.com or Mr. Li He of Davis Polk & Wardwell LLP by telephone at (86-10) 8567-5005 or by email at li.he@davispolk.com. Thank you very much for your assistance.

Sincerely,

/s/ Jingbo Wang

Name: Jingbo Wang
Title: Chief Financial Officer

cc: Li He, Davis Polk & Wardwell LLP